SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 11, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 11, 2004

* Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

NORTHERN DYNASTY ARRANGES $22 MILLION FINANCING

February 11, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that Northern Dynasty has arranged a private placement financing of 2.75 million units at Cdn$8.00 per unit with each unit consisting of a share and one half warrant. Each whole warrant is exercisable for one year from closing of the financing to acquire one further common share at Cdn$9.00. Galahad Gold PLC, a publicly traded United Kingdom based corporation that is currently a major shareholder of Northern Dynasty, will be applying for approximately one half of the placement.

The offering is subject to execution of definitive agreements and TSX Venture Exchange acceptance, which is expected in the ordinary course. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period.

Proceeds of the financing will be used to rapidly advance the Company's Pebble project, located in southwestern Alaska, USA, towards completion of a final feasibility study for a large-scale, open pit, gold-copper-molybdenum mine. A recent independent resource estimate by John Nilsson, P.Eng., of Norwest Corporation, established the Pebble deposit as the largest gold and at the same time, the second largest copper deposit in North America. At a 0.30% copper equivalent cut-off, the inferred mineral resource is estimated to be 2.7 billion tonnes grading 0.27% copper, 0.30 g/t gold and 0.015% molybdenum containing 16.5 billion pounds of copper and 26.5 million ounces of gold (see News Release January 21, 2004). Northern Dynasty is planning a major in-fill drilling program for 2004, concurrently with detailed engineering and environmental/permitting studies.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

These materials are not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.